Wilson Sonsini Goodrich & Rosati

Professional Corporation

Two Fountain Square, Reston Town Center

11921 Freedom Drive, Suite 600

Reston, Virginia 20190

(703) 734-3100 telephone

(703) 734-3199 telecopy

May 31, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:	Mr. Jeffrey P. Riedler Ms. Sonia Barros Ms. Suzanne Hayes Ms. Tabitha Akins Mr. Oscar Young

Re:	Luna Innovations Incorporated Registration Statement on Form S-1 (File No. 333-131764)

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”) we are transmitting for filing Amendment No. 6 (“Amendment No. 6”) to the above referenced registration statement (the “Registration Statement”) relating primarily to a change in the Company’s estimated initial public offering price range. We are also transmitting for filing pursuant to Rule 433 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), a free writing prospectus dated May 31, 2006 (the “Free Writing Prospectus”). The Free Writing Prospectus summarizes updates to the disclosures in the Company’s preliminary prospectus dated May 9, 2006 (the “May 9 Preliminary Prospectus”).

As indicated in Amendment No. 6 and the Free Writing Prospectus, the Company’s proposed initial public offering price range is currently $6.00 to $8.00 per share, representing a decrease from the prior range of $11.00 to $13.00 per share estimated in the Company’s May 9 Preliminary Prospectus. The mid-point of the price range, which the Company has used as an estimate of the initial public offering price, has decreased to $7.00 per share from $12.00 per share.

As a result of the decrease in the estimated price to the public, the estimated net proceeds from the offering will decrease from approximately $43.1 million, as reflected in the May 9 Preliminary Prospectus, to approximately $24.5 million, as reflected in Amendment No. 6, or approximately $28.4 million if the underwriters exercise their over-allotment option in full. Assuming that the initial public offering price is at the low end of the range—$6.00 per share—and that the underwriters do not exercise their over-allotment option, the estimated net proceeds to the Company from the offering will be $20.8 million.

However, the maximum aggregate amount of the expected use of proceeds specifically identified for use in 2006 and 2007, as disclosed in the May 9 Preliminary Prospectus and in Amendment No. 6, does not exceed $15 million in the aggregate. As this amount is approximately 28% less than the $20.8 million estimated net proceeds described above, the uses of proceeds remain unchanged. Despite the decrease in the estimated price to the public, the Company believes that cash and cash-equivalents after the offering will be sufficient to meet its currently estimated operating and investing requirements through the beginning of 2008. Accordingly, the Company does not believe that the decrease in the estimated price range will have a material impact on the Company’s business operations or financial condition.

In order to ensure that potential investors are adequately apprised of the foregoing changes to the May 9 Preliminary Prospectus, the Company (i) is filing the Free Writing Prospectus pursuant to Rule 433 of the Securities Act concurrently with Amendment No. 6 and (ii) will work with its underwriters to undertake necessary efforts to transmit or otherwise deliver the Free Writing Prospectus to each purchaser prior to the time of sale.

For the convenience of the staff of the Securities and Exchange Commission, we are supplementally providing marked copies of Amendment No. 6, as well as supplemental copies of the Free Writing Prospectus. Please direct any questions or comments regarding Amendment No. 6 or the Free Writing Prospectus to me at (703) 734-3105.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark R. Fitzgerald

Mark R. Fitzgerald

cc:	Kent A. Murphy, Ph.D.
Mr. Scott A. Graeff
Aaron S. Hullman, Esq.
Luna Innovations Incorporated

Trevor J. Chaplick, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie S. Adams, Esq.
Daniel I. Goldberg, Esq.
DLA Piper Rudnick Gray Cary US LLP